SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

ECOPETROL’S BOARD OF DIRECTORS APPROVES DIVIDEND DISTRIBUTION PROPOSAL FOR FISCAL 2011

•	Proposal establishes distribution of 70.0% of 2011 net income as ordinary dividend, plus 9.85% of 2011 net income as extraordinary dividend
•	The ordinary dividend will be Col$263.00 per share and the extraordinary dividend will be Col$37.00 per share

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) announces its dividend distribution proposal for fiscal 2011 approved today by its Board of Directors and to be presented for consideration by the General Shareholder Assembly on March 22, 2012.

DIVIDEND DISTRIBUTION PROJECT FOR 2011
(Figures in Col$)
Net income after income tax provision and others	15,448,333,037,939

- Less appropriation for current year statutory reserve
Appropriation for Legal Reserve (10%)	(187,957,834,023)
Regulatory Decree 2336/95 Reserve (valuation at market prices)	(1,829,361,798,444)
13,431,013,405,473
+ Plus release of prior reserve commitments
For new explorations taxed portion	1,117,437,667,069
non taxed portion	1,477,674,767,575
Unrealized prior year income of Corporate Group companies (non taxed)	1,086,069,693,726
Prior year Regulary Decree 2336/95	96,695,147,855
For payment of new dividend installments (non taxed) for prior year	449,904,384,322
4,227,781,660,547

Income available to Shareholder General Assembly	17,658,795,066,020

It is proposed that the distribution be carried out as follows:
For payment of ordinary dividend debited to income of period (70% of 2011 Net Income)	10,813,691,693,980
For payment of extraordinary dividend debited to income of period (9.85% of 2011 Net Income)	1,521,317,842,879
Prior year unrealized income reserve for Corporate Group companies (non taxed)	711,387,633,994
Unrealized 2011 income reserve of Corporate Group (non taxed)	1,412,150,080,648
New exploration reserves taxed portion	1,117,437,667,069
non taxed portion	1,477,674,767,575
Reserve to strengthen integrity of transportation infrastructure	605,135,379,875

Ordinary Dividend to be paid per share	$263.00
Total extraordinary dividend to be paid per share	$37.00
Total Ordinary + Extraordinary Dividend to be paid per share	$300.00

It is proposed that the ordinary dividend be paid in three (3) equal installments starting on April 25, August 27, and December 17 of 2012. The extraordinary dividend will be paid in the twelve months following the Shareholder Assembly.

Bogota, Colombia – February 21, 2012

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 21, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer